

April 15, 2014

**Via E-mail**

John P. Carmichael
President and Chief Executive Officer
Solera National Bancorp, Inc.
319 S. Sheridan Blvd.
Lakewood CO  80226

> **Re:** **Solera National Bancorp, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed March 25, 2014**
> **File No. 000-53181**
>
> **Preliminary Proxy Statement**
> **Filed April 4, 2014**
> **File No. 000-53181**

Dear Mr. Carmichael:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Soliciting Materials filed pursuant to Rule 14a-12**

1.  Please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation.  The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material.  See Section II.C.1.b of SEC Release No. 33-7760.  Please confirm your understanding for future solicitations.

John P. Carmichael
President and Chief Executive Officer
Solera National Bancorp, Inc.
April 15, 2014
Page 2

**Preliminary Proxy Statement**

About the Annual Meeting, page 2

2.      We note that proxies may be solicited personally, by telephone, or otherwise.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

3.      Provide the disclosure required by Item 4(b)(iv) of Schedule 14A.

Proposal One: Election of Directors, page 7

4.      We note your disclosure in the second paragraph that you may introduce substitute or additional nominees.  Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

5.      We note that you state that the election of your nominees is in the best interests of your security holders and that you recommend your security holders to vote for your nominees.  Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

Executive Compensation – Employment Agreements, page 18

6.      Please revise your disclosure to disclose whether the election of either dissident's nominees would constitute a change of control under the agreement with Mr. Carmichael.  If so, disclose the triggering event before Mr. Carmichael would be due any resulting compensation and the amount due him in that case.

7.      On a related note, disclose whether the election of either dissident's nominees would result in any other obligations of the company being due (i.e., debt acceleration, option vesting acceleration, other change of control payments).

Proposal Three:  Shareholder Proposal to Amend the Bylaws, page 25

8.      Please revise your disclosure to describe the advantages and disadvantages for the proposal.

9.	Please revise your disclosure to describe the "plan to take control" of the company you attribute to Mr. Quagliano.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact me at (202) 551-3619 with any questions.  Please send all correspondence to us at the following ZIP code: 20549-3628.

							Sincerely,


							/s/ Daniel F. Duchovny
							Daniel F. Duchovny
							Special Counsel
							Office of Mergers and Acquisitions